Created by:  National Gold Corporation
Author:  Bruno Barde
Date:  July 24, 2001
Path:  ex23twoo
                      Scott Jobin-Bevans (President)
                   J-B Exploration and Development Inc.
                           1674 Latimer Crescent
                         Sudbury, Ontario P3E 2V7





November 26, 2003



Re:  Use of MacLennan Summary Report by Trafalgar Ventures, Inc.

To Whom It May Concern:
Please be advised that as principal author of the above mentioned report, I herein consent to Trafalgar Ventures, Inc. to use my name in the prospectus and to the inclusion of the summary of my report entitled, "Bonanza Lake Property: MacLennan Township" in the prospectus. I further grant Trafalgar Ventures,Inc. the right to use this report for information purposes and for purposes of distribution as they require.



Sincerely,

PER:  /s/  Scott Jobin-Bevans

Scott Jobin-Bevans
Sudbury, Ontario
November 26, 2003